FILE NO. 333-
CIK #897179


                   SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trust Registered on Form N-8B-2.

A. Exact name of Trust:                   VAN KAMPEN AMERICAN CAPITAL
                                          INSURED INCOME TRUST,
                                          SERIES 65 AND SERIES 66

B. Name of Depositor:                     VAN KAMPEN AMERICAN CAPITAL
                                          DISTRIBUTORS, INC.

C. Complete address of Depositor's principal executive offices:

                                          One Parkview Plaza
                                          Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   VAN KAMPEN American Capital            CHAPMAN AND CUTLER
   Distributors INC.
   Attention:  Don G. Powell, Chairman    Attention:  Mark J. Kneedy
   One Parkview Plaza                     111 West Monroe Street
   Oakbrook Terrace, Illinois  60181      Chicago, Illinois 60603

E. Title and amount of securities being registered:

                                          *1,000 Units

F. Proposed maximum offering price to the public of the securities being registered: ($1,010 per Unit):

                                          $1,010,000**

G. Amount of filing fee, computed at one thirty-third of l percent of the proposed maximum aggregate offering price to the public:

                                          $306.06

H. Approximate date of proposed sale to the public:

             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                      OF THE REGISTRATION STATEMENT

_________________________________________________________________________

*  500  Units registered for primary distribution.
   500 Units registered for resale by Depositor of Units previously sold in primary distribution.
** Estimated solely for the purpose of calculating the registration fee.


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
            Van Kampen American Capital Insured Income Trust,
                         Series 65 and Series 66
                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

    Form N-8B-2                                          Form S-6
    Item Number                                   Heading in Prospectus

                I.  Organization and General Information


 1. (a)  Name of trust                 )
    (b)  Title of securities issued    )  Prospectus Front Cover Page

 2. Name and address of Depositor      )  Summary of Essential Financial
                                       )    Information
                                       )  Trust Administration

 3. Name and address of Trustee        )  Summary of Essential Financial
                                       )    Information
                                       )  Trust Administration

 4. Name and address of principal      )  Underwriting
      underwriter

 5. Organization of trust              )  The Trust

 6. Execution and termination of       )  The Trust
      Trust Indenture and Agreement    )  Trust Administration

 7. Changes of Name                    )  *

 8. Fiscal year                        )  *

 9. Material Litigation                )  *


                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding      )  The Trust
      trust's securities and rights of )    Insurance on the Bonds
      security holders                 )  Tax Status
                                       )  Public Offering
                                       )  Rights of Unitholders
                                       )  Trust Administration

11. Type of securities comprising units)  Prospectus Front Cover Page
                                       )  The Trust
                                       )  Trust Portfolios
                                       )  Trust Portfolios

12. Certain information regarding      )  *
      periodic payment certificates    )

13. (a)Loan, fees, charges and expenses)  Prospectus Front Cover Page
                                       )  Summary of Essential Financial
                                       )    Information
                                       )  Trust Portfolios
                                       )  Annual Unit Income and
                                       )    Estimated Current Returns
                                       )  Trust Operating Expenses
                                       )  Public Offering
                                       )  Rights of Unitholders

    (b)  Certain information regarding )    *
           periodic payment plan       )
           certificates                )

    (c)  Certain percentages           )  Prospectus Front Cover Page
                                       )  Summary of Essential Financial
                                       )    Information
                                       )  Annual Unit Income and
                                       )    Estimated Current Returns
                                       )  Insurance on the Bonds
                                       )  Public Offering
                                       )  Rights of Unitholders

    (d) Certain other fees, expenses or) Trust Operating Expenses charges payable by holders ) Rights of Unitholders

    (e)  Certain profits to be received)  Public Offering
           by depositor, principal     )  Underwriting
           underwriter, trustee or any )  Trust Portfolios
           affiliated persons          )

    (f)  Ratio of annual charges       )  *
           to income                   )

14. Issuance of trust's securities     )  Rights of Unitholders

15. Receipt and handling of payments   )  *
      from purchasers                  )

16. Acquisition and disposition of     )  The Trust
      underlying securities            )  Rights of Unitholders
                                       )  Trust Administration

17. Withdrawal or redemption           )  Rights of Unitholders
                                       )  Trust Administration

18. (a)  Receipt and disposition       )  Prospectus Front Cover Page
           of income                   )  Rights of Unitholders

    (b)  Reinvestment of distributions )  *

    (c)  Reserves or special funds     )  Trust Operating Expenses
                                       )  Rights of Unitholders

    (d)  Schedule of distributions     )  *

19. Records, accounts and reports      )  Rights of Unitholders
                                       )  Trust Administration

20. Certain miscellaneous provisions   )  Trust Administration
      of Trust Agreement               )

21. Loans to security holders          )  *

22. Limitations on liability           )  Trust Portfolios
                                       )  Trust Administration

23. Bonding arrangements               )  *

24. Other material provisions of       )  *
    Trust Indenture Agreement          )


              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor          )  Trust Administration

26. Fees received by Depositor         )  *

27. Business of Depositor              )  Trust Administration

28. Certain information as to          )  *
      officials and affiliated         )
      persons of Depositor             )

29. Companies owning securities        )  *
      of Depositor                     )

30. Controlling persons of Depositor   )  *

31. Compensation of Officers of        )  *
      Depositor                        )

32. Compensation of Directors          )  *

33. Compensation to Employees          )  *

34. Compensation to other persons      )  *


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities )  Public Offering
      by states                        )

36. Suspension of sales of trust's     )  *
      securities                       )

37. Revocation of authority to         )  *
      distribute                       )

38. (a)  Method of distribution        )

    (b)  Underwriting agreements       )  Public Offering

    (c)  Selling agreements            )

39. (a)  Organization of principal     )
           underwriter                 )

    (b)  N.A.S.D. membership by        )
           principal underwriter       )

40. Certain fees received by           )  *
      principal underwriter            )

41. (a)  Business of principal         )  Trust Administration
           underwriter                 )
    (b)  Branch offices or principal   )  *
           underwriter                 )

    (c)  Salesmen or principal         )  *
           underwriter                 )

42. Ownership of securities of         )  *
      the trust                        )

43. Certain brokerage commissions      )  *
      received by principal underwriter)

44. (a)  Method of valuation           )  Prospectus Front Cover Page
                                       )  Summary of Essential Financial
                                       )    Information
                                       )  Trust Operating Expenses
                                       )  Public Offering

    (b)  Schedule as to offering price )  *

    (c)  Variation in offering price   )  *
           to certain persons          )

45. Suspension of redemption rights    )  *

46. (a) Redemption valuation           )  Rights of Unitholders
                                       )  Trust Administration

    (b) Schedule as to redemption price)  *

47. Purchase and sale of interests     )  Public Offering
      in underlying securities         )  Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of     )  Trust Administration
      Trustee                          )

49. Fees and expenses of Trustee       )  Summary of Essential Financial
                                       )    Information
                                       )  Trust Operating Expenses
50. Trustee's lien                     )  Trust Operating Expenses


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's    )  Cover Page
      securities                       )  Trust Operating Expenses
                                       )  Insurance on the Obligations


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-    )  Trust Administration
           ment with respect to        )
           replacement or elimination  )
           portfolio securities        )

    (b)  Transactions involving        )  *
           elimination of underlying   )
           securities                  )

    (c)  Policy regarding substitu-    )  Trust Administration
           tion or elimination of      )
           underlying securities       )

    (d)  Fundamental policy not        )  *
           otherwise covered           )

53. Tax Status of trust                )  Tax Status


              VIII.  Financial and Statistical Information

54. Trust's securities during          )  *
      last ten years                   )

55.)
56.)  Certain information regarding    )  *
57.)  periodic payment certificates    )
58.)

59. Financial statements (Instructions )  Report of Independent Certified
    1(c) to Form S-6)                  )  Public Accountants
                                       )  Statements of Condition

________________________________________________________
* Inapplicable, omitted, answer negative or not required
             Preliminary Prospectus Dated March 26, 1997

            Van Kampen American Capital Insured Income Trust

1,000 Units                                    Series 65 and Series 66
                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Van Kampen American Capital Insured Income Trust, Series 62 and Series 63
(Registration No. 333-15515) as filed on November 8, 1996, which shall be used as a preliminary prospectus for the current Series of the Fund.)


                   Contents Of Registration Statement

This Registration Statement comprises the following papers and documents:

    The facing sheet
    The Cross-Reference Sheet
    The Prospectus
    The signatures
    The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1 Proposed form of Trust Agreement between Van Kampen American Capital Distributors, Inc., Depositor, American Portfolio Advisory Service, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee (to be supplied by amendment).

1.4 Copy of Bond Fund Portfolio Insurance Policy (to be supplied by amendment).

1.5 Form of Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

4.2 Consent of Standard & Poor's Corporation (to be supplied by amendment).

4.3 Consent of Grant Thornton LLP (to be supplied by amendment).
                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Insured Income Trust, Series 65 and Series 66 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 26th day of March, 1997.

                                  Van Kampen American Capital Insured
                                     Income Trust, Series 65 and Series 66

                                  By Van Kampen American Capital
                                     Distributors, Inc.
                                     (Depositor)


                                  By Sandra A. Waterworth
                                     Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 26, 1997 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

  Signature              Title

Don G. Powell       Chairman and Chief            )
                      Executive Officer           )
                                                  )
William R. Molinari President and Chief           )
                      Operating Officer           )
                                                  )
Ronald A. Nyberg    Executive Vice President      )
                      and General Counsel         )
                                                  )
William R. Rybak    Executive Vice President and  )
                      Chief Financial Officer     )
                                                  )
                                                  ) Sandra A. Waterworth
                                                  ) (Attorney-in-fact*)
_________________________________________________________________________

*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.